RELATIVITY ACQUISITION CORP.

c/o 3753 Howard Hughes Pkwy

Suite 200

Las Vegas, NV 89169

December 12, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attention: Jeffrey Lewis and Isaac Esquivel

Re:	Relativity Acquisition Corp.

Form 10-K for the year ended December 31, 2021

Filed on March 31, 2022

File No. 001-41283

Dear Mr. Lewis and Ms. Esquivel:

Relativity Acquisition Corp. (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on November 30, 2022, relating to the Form 10-K for the year ended December 31, 2021, filed by the Company with the Commission on March 31, 2022 (the “Form 10-K”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response.

Form 10-K for the year ended December 31, 2021

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: The Company respectfully advises the Staff that its sponsor, Relativity Acquisition Sponsor LLC, is a Delaware limited liability company, and is neither controlled by, nor does it have substantial ties with, any non-U.S. person.

* * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 12, 2022

We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Anthony Ain, Esq., of Ellenoff Grossman & Schole LLP, at aain@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Relativity Acquisition Corp.

By:	/s/ Tarek Tabsh
Name:	Tarek Tabsh
Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP